02048207

SECURITIES AND EXCHANGE COMMISS
WASHINGTON, DC 20549

RECD S.E.C.
JUL - 1 2002
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Form 8-K for June 28, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82904
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

48127 SASCO 2002-13
Form SE re Comp. Mats.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 28, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: /s/ Daniel Israeli
Name: Daniel Israeli
Title: Authorized Signatory

Exhibit Index

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2002-13

Yield Table

Settle as of 06/28/02

Bond Summary - Class 1A1			
Fixed Coupon:	5.700		
Orig Bal:	26,000,000		
Factor:	1.0000000		
Factor Date:	06/25/02	Next Pmt:	07/25/02
Delay:	24	Cusip:	T2

	60.00 Base_Scenario Base_Scenario 1		75.00 Base_Scenario Base_Scenario 1		85.00 Base_Scenario Base_Scenario 1		100.00 Base_Scenario Base_Scenario 1		125.00 Base_Scenario Base_Scenario 1		150.00 Base_Scenario Base_Scenario 1		175.00 Base_Scenario Base_Scenario 1	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100-03	5.7	4.53	5.6	3.85	5.6	3.48	5.6	3.02	5.6	2.45	5.5	2.05	5.5	1.76
100-07	5.6		5.6		5.6		5.6		5.5		5.5		5.4	
100-11	5.6		5.6		5.6		5.5		5.5		5.4		5.4	
100-15	5.6		5.5		5.5		5.5		5.4		5.4		5.3	
100-19	5.6		5.5		5.5		5.4		5.4		5.3		5.2	
100-23	5.5	4.56	5.5	3.87	5.5	3.50	5.4	3.04	5.3	2.47	5.2	2.06	5.1	1.77
100-27	5.5		5.5		5.4		5.4		5.3		5.2		5.1	
100-31	5.5		5.4		5.4		5.3		5.2		5.1		5.0	
101-03	5.4		5.4		5.3		5.3		5.2		5.1		4.9	
101-07	5.4		5.4		5.3		5.2		5.1		5.0		4.9	
101-11	5.4	4.58	5.3	3.89	5.3	3.52	5.2	3.06	5.1	2.48	4.9	2.07	4.8	1.77
Average Life	6.0		4.9		4.3		3.6		2.8		2.3		2.0	
First Pay	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Last Pay	08/25/24		06/25/21		07/25/19		12/25/16		04/25/13		03/25/10		06/25/08	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8827	3.1548	3.5655	3.9642	4.3334	4.6511	5.0617	5.6340
Coupon		3.2500			4.3750		4.8750	5.3750

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table

Settle as of 06/28/02

Bond Summary - Class 1A2			
Initial Coupon:	2.440	Type:	Combo
Orig Bal:	29,525,000	Combination:	1A2(100.00) + 1A2(1)(100.00)
Factor:	1.0000000		
Factor Date:	06/25/02	Next Pmt:	07/25/02

	60.00 Base_Scenario Base_Scenario 1 Libor1m 1.84		75.00 Base_Scenario Base_Scenario 1 Libor1m 1.84		85.00 Base_Scenario Base_Scenario 1 Libor1m 1.84		100.00 Base_Scenario Base_Scenario 1 Libor1m 1.84		125.00 Base_Scenario Base_Scenario 1 Libor1m 1.84		150.00 Base_Scenario Base_Scenario 1 Libor1m 1.84		175.00 Base_Scenario Base_Scenario 1 Libor1m 1.84	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100-12	2.4	5.05	2.4	4.17	2.4	3.72	2.3	3.18	2.3	2.53	2.3	2.10	2.2	1.79
100-16	2.4		2.3		2.3		2.3		2.3		2.2		2.2	
100-20	2.3		2.3		2.3		2.3		2.2		2.2		2.1	
100-24	2.3		2.3		2.3		2.2		2.2		2.1		2.0	
100-28	2.3		2.2		2.2		2.2		2.1		2.0		2.0	
101-00	2.3	5.08	2.2	4.20	2.2	3.74	2.1	3.19	2.1	2.55	2.0	2.11	1.9	1.80
101-04	2.2		2.2		2.2		2.1		2.0		1.9		1.8	
101-08	2.2		2.2		2.1		2.1		2.0		1.9		1.8	
101-12	2.2		2.1		2.1		2.0		1.9		1.8		1.7	
101-16	2.2		2.1		2.1		2.0		1.9		1.7		1.6	
101-20	2.1	5.10	2.1	4.22	2.0	3.76	1.9	3.21	1.8	2.56	1.7	2.12	1.6	1.80
Average Life	5.7		4.6		4.1		3.4		2.7		2.2		1.9	
First Pay	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Last Pay	08/25/24		06/25/21		07/25/19		12/25/16		04/25/13		03/25/10		06/25/08	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8827	3.1548	3.5655	3.9642	4.3334	4.6511	5.0617	5.6340
Coupon		3.2500			4.3750		4.8750	5.3750

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table

Settle as of 06/28/02

Bond Summary - Class 1A4			
Fixed Coupon:	5.750		
Orig Bal:	51,000,000		
Factor:	1.0000000		
Factor Date:	06/25/02	Next Pmt:	07/25/02
Delay:	24	Cusip:	T3

	60.00 Base_Scenario Base_Scenario 1		75.00 Base_Scenario Base_Scenario 1		85.00 Base_Scenario Base_Scenario 1		100.00 Base_Scenario Base_Scenario 1		125.00 Base_Scenario Base_Scenario 1		150.00 Base_Scenario Base_Scenario 1		175.00 Base_Scenario Base_Scenario 1	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100-08	5.7	4.26	5.6	3.59	5.6	3.24	5.6	2.81	5.5	2.28	5.5	1.92	5.4	1.65
100-12	5.6		5.6		5.6		5.5		5.5		5.4		5.4	
100-16	5.6		5.6		5.5		5.5		5.4		5.4		5.3	
100-20	5.6		5.5		5.5		5.5		5.4		5.3		5.2	
100-24	5.6		5.5		5.5		5.4		5.3		5.2		5.1	
100-28	5.5	4.28	5.5	3.61	5.4	3.25	5.4	2.82	5.3	2.29	5.2	1.93	5.1	1.66
101-00	5.5		5.4		5.4		5.3		5.2		5.1		5.0	
101-04	5.5		5.4		5.4		5.3		5.2		5.0		4.9	
101-08	5.4		5.4		5.3		5.2		5.1		5.0		4.8	
101-12	5.4		5.3		5.3		5.2		5.1		4.9		4.8	
101-16	5.4	4.30	5.3	3.63	5.2	3.27	5.2	2.83	5.0	2.30	4.8	1.94	4.7	1.66
Average Life	5.5		4.4		3.9		3.3		2.6		2.1		1.8	
First Pay	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Last Pay	03/25/20		03/25/17		06/25/15		04/25/13		05/25/10		08/25/08		07/25/07	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.8827	3.1548	3.5655	3.9642	4.3334	4.6511	5.0617	5.6340
Coupon		3.2500			4.3750		4.8750	5.3750

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table

Settle as of 06/28/02

Bond Summary - Class 2A1			
Initial Coupon:	2.340	Type:	Floater
Orig Bal:	86,369,000		
		Formula:	(1m LIBOR)+50.00bp
Factor:	1.0000000	Cap/Floor/Margin:	8.50/0.50/0.50
Factor Date:	06/25/02	Next Pmt:	07/25/02
Delay:	0	Cusip:	T2

	10.00 CPR Libor1m 1.84		20.00 CPR Libor1m 1.84		25.00 CPR Libor1m 1.84		30.00 CPR Libor1m 1.84		35.00 CPR Libor1m 1.84		40.00 CPR Libor1m 1.84		50.00 CPR Libor1m 1.84	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100-12	2.3	6.15	2.2	3.23	2.2	2.52	2.2	2.04	2.1	1.70	2.1	1.45	2.0	1.09
100-16	2.3		2.2		2.2		2.1		2.1		2.0		1.9	
100-20	2.3		2.2		2.1		2.0		2.0		1.9		1.8	
100-24	2.2		2.1		2.1		2.0		1.9		1.8		1.7	
100-28	2.2		2.1		2.0		1.9		1.8		1.8		1.6	
101-00	2.2	6.18	2.0	3.25	2.0	2.53	1.9	2.05	1.8	1.71	1.7	1.46	1.4	1.10
101-04	2.2		2.0		1.9		1.8		1.7		1.6		1.3	
101-08	2.1		2.0		1.9		1.7		1.6		1.5		1.2	
101-12	2.1		1.9		1.8		1.7		1.6		1.4		1.1	
101-16	2.1		1.9		1.8		1.6		1.5		1.3		1.0	
101-20	2.1	6.21	1.9	3.26	1.7	2.54	1.6	2.06	1.4	1.72	1.2	1.47	0.9	1.10
Average Life	7.1		3.5		2.7		2.1		1.8		1.5		1.1	
First Pay	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Last Pay	03/25/27		07/25/16		09/25/12		09/25/09		02/25/08		02/25/07		12/25/05	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.7898	2.8350	3.2629	3.6634	4.0189	4.3500	4.7641	5.4069
Coupon		3.2500			4.3750		4.8750	5.3750

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table

Settle as of 06/28/02

Bond Summary - Class 2A2			
Initial Coupon:	2.340	Type:	Floater
Orig Bal:	9,600,000		
		Formula:	(1m LIBOR)+50.00bp
Factor:	1.0000000	Cap/Floor/Margin:	8.50/0.50/0.50
Factor Date:	06/25/02	Next Pmt:	07/25/02
Delay:	0	Cusip:	T2

	10.00 CPR Libor1m 1.84		20.00 CPR Libor1m 1.84		25.00 CPR Libor1m 1.84		30.00 CPR Libor1m 1.84		35.00 CPR Libor1m 1.84		40.00 CPR Libor1m 1.84		50.00 CPR Libor1m 1.84	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100-12	2.3	6.15	2.2	3.23	2.2	2.52	2.2	2.04	2.1	1.70	2.1	1.45	2.0	1.09
100-16	2.3		2.2		2.2		2.1		2.1		2.0		1.9	
100-20	2.3		2.2		2.1		2.0		2.0		1.9		1.8	
100-24	2.2		2.1		2.1		2.0		1.9		1.8		1.7	
100-28	2.2		2.1		2.0		1.9		1.8		1.8		1.6	
101-00	2.2	6.18	2.0	3.25	2.0	2.53	1.9	2.05	1.8	1.71	1.7	1.46	1.4	1.10
101-04	2.2		2.0		1.9		1.8		1.7		1.6		1.3	
101-08	2.1		2.0		1.9		1.7		1.6		1.5		1.2	
101-12	2.1		1.9		1.8		1.7		1.6		1.4		1.1	
101-16	2.1		1.9		1.8		1.6		1.5		1.3		1.0	
101-20	2.1	6.21	1.9	3.26	1.7	2.54	1.6	2.06	1.4	1.72	1.2	1.47	0.9	1.10
Average Life	7.1		3.5		2.7		2.1		1.8		1.5		1.1	
First Pay	07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02		07/25/02	
Last Pay	03/25/27		07/25/16		09/25/12		09/25/09		02/25/08		02/25/07		12/25/05	

Treasury Benchmarks	6Mo	2YR	3YR*	4YR*	5YR	7YR*	10YR	30YR
Yield	1.7898	2.8350	3.2629	3.6634	4.0189	4.3500	4.7641	5.4069
Coupon		3.2500			4.3750		4.8750	5.3750

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.